FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2013
Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended September 30, 2013

(TRANSLATION)

Sony Corporation

CONTENTS

		Page

Note for readers of this English translation		1
Cautionary Statement		1

I	Corporate Information	2
	(1) Selected Consolidated Financial Data	2
	(2) Business Overview	3

II	State of Business	4
	(1) Risk Factors	4
	(2) Material Contracts	4
	(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows	4

III	Company Information	8
	(1) Information on the Company’s Shares	8
	(2) Directors and Corporate Executive Officers	12

IV	Financial Statements	13
	(1) Consolidated Financial Statements	14
	(2) Other Information	42

Note for readers of this English translation

On November 11, 2013, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2013 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan.  This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending and/or future legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

I     Corporate Information
(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months ended September 30, 2012	Six months ended September 30, 2013	Fiscal year ended March 31, 2013
Sales and operating revenue	3,119,842	3,488,198	6,800,851
Operating income	36,526	51,121	230,100
Income before income taxes	29,063	52,217	245,681
Net income (loss) attributable to Sony Corporation’s stockholders	(40,111)	(15,807)	43,034
Comprehensive income (loss)	(77,441)	77,958	326,523
Total equity	2,328,229	2,765,645	2,681,178
Total assets	13,254,028	14,977,728	14,206,292
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(39.97)	(15.57)	42.80
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(39.97)	(15.57)	40.19
Ratio of stockholders’ equity to total assets (%)	14.1	15.1	15.5
Net cash provided by (used in) operating activities	49,437	(10,216)	481,512
Net cash used in investing activities	(470,826)	(224,111)	(705,280)
Net cash provided by financing activities	147,974	108,643	83,181
Cash and cash equivalents at end of the period	588,827	725,668	826,361

	Yen in millions, Yen per share amounts
	Three months ended September 30, 2012	Three months ended September 30, 2013
Sales and operating revenue	1,604,659	1,775,486
Net loss attributable to Sony Corporation’s stockholders	(15,470)	(19,287)
Net loss attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(15.41)	(18.91)

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.

2.	The Company reports equity in net loss of affiliated companies as a component of operating income.

3.	Consumption taxes are not included in sales and operating revenue.

4.	Total equity is presented based on U.S. GAAP.

5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.

6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2013.

As of September 30, 2013, the Company had 1,326 subsidiaries and 110 affiliated companies, of which 1,305 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 103 affiliated companies.

II       State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2013.  Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013 http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

(2) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended September 30, 2013.

Note for readers of this English translation:

Except for the matters as updated in the Quarterly Securities Report on Form 6-K submitted to the SEC on August 9, 2013, there was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 27, 2013.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013 http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

URL: The Quarterly Securities Report on Form 6-K submitted to SEC on August 9, 2013 http://www.sec.gov/Archives/edgar/data/313838/000090342313000456/sony-6k_0809.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month and six-month periods ended September 30, 2013, since it is the same as described in a press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2013” submitted to the SEC on Form 6-K on October 31, 2013.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2013” http://www.sec.gov/Archives/edgar/data/313838/000115752313005150/a50740032.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 27, 2013.  Although foreign exchange rates have fluctuated during the three-month period ended September 30, 2013, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013 http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

During the three months ended September 30, 2013, the average rates of the yen were 98.9 yen against the U.S. dollar and 131.1 yen against the euro, which were 20.5 percent and 24.9 percent lower, respectively, than the same quarter of the previous fiscal year (“year-on-year”).

For the three months ended September 30, 2013, sales were 1,775.5 billion yen, an increase of 10.6 percent year-on-year, while on a constant currency basis, sales decreased approximately 9 percent year-on-year.  For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 14.8 billion yen was recorded for the three months ended September 30, 2013, a decrease of 15.5 billion yen year-on-year (a deterioration of approximately 30.3 billion yen year-on-year on a constant currency basis).  Most of the foreign exchange rate impact was attributable to the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments.  For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
					Change on	Impact of
		Second quarter ended September 30		Change in	constant currency	changes in foreign
		2012	2013	yen	basis	exchange rates
IP&S	Sales	188.6	175.5	-6.9%	-24%	+32.1
	Operating income (loss)	2.2	(2.3)	-4.5	-17.3	+12.8
Game	Sales	148.2	155.7	+5.1%	-14%	+28.9
	Operating income (loss)	2.3	(0.8)	-3.1	+2.6	-5.7
MP&C	Sales	300.4	418.6	+39.3%	+4%	+106.2
	Operating loss	(23.1)	(0.9)	+22.2	+22.9	-0.7
HE&S	Sales	236.0	263.8	+11.8%	-12%	+55.9
	Operating loss	(15.8)	(12.1)	+3.7	+4.7	-1.0
Devices	Sales	249.9	208.1	-16.7%	-30%	+34.3
	Operating income	29.8	11.9	-17.9	-32.1	+14.3

In addition, sales for the Pictures segment increased 9.1 percent year-on-year to 177.8 billion yen, an approximate 13 percent decrease on a constant currency (U.S. dollar) basis.  In the Music segment, sales increased 15.9 percent year-on-year to 115.0 billion yen.  On a constant currency basis, the sales in the Music segment were essentially flat year-on-year.  For a detailed analysis of segment performance, please refer to the Pictures and Music segments under the “Results of Operations” section above.  Sony’s Financial Services segment consolidates the yen-based results of Sony Financial Holdings Inc.  As most of the operations in this segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, the descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the three months ended September 30, 2013.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting cost of sales and selling, general and administrative (“SGA”) expenses on a constant currency basis from sales on a constant currency basis.  Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses for the three months ended September 30, 2013.  In certain cases, most significantly in the Pictures segment, and Sony Music Entertainment and Sony/ATV Music Publishing LLC in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales and operating income information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the six-month period ended September 30, 2013, since it is the same as described in a press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2013” submitted to the SEC on Form 6-K on October 31, 2013.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2013” http://www.sec.gov/Archives/edgar/data/313838/000115752313005150/a50740032.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 27, 2013.  Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013 http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

iii) Research and Development

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 27, 2013.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013 http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

The following significant changes in research and development activities occurred during the period.

The Advanced Device Technology Platform, the Corporate R&D and the System & Software Technology Platform were realigned in June 2013, to form the R&D Platform and the Software Design Group to accelerate the development of next generation core technology to deliver Sony products and services in order to increase customer value.
Research and development costs for the six months ended September 30, 2013 totaled 228.6 billion yen.

iv) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit and the issuance of unsecured straight bonds below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 27, 2013.  The changes are indicated by underline below.  Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013 http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans).  If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions.  Sony has a total, translated into yen, of 819.1 billion yen in unused committed lines of credit, as of September 30, 2013.  Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2015, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 2.02 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015.  In all of these committed lines of credit, Sony Corporation and Sony Global Treasury Services Plc are defined as borrowers.  In September 2013, Sony extended by five years the term for the 1.5 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of Japanese banks.  These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.
In June 2013, Sony issued unsecured straight bonds for Japanese retail investors in the aggregate principal amount of 150.0 billion yen.  The proceeds from the issuance of the bonds are to be applied to the repayment of borrowings and debt, and to capital expenditures.

III. Company Information
(1) Information on the Company’s Shares

i) Total Number of Shares
1) Total Number of Shares
Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued
Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the second quarterly period (September 30, 2013)	As of the filing date of the Quarterly Securities Report (November 11, 2013)
Common stock	1,038,634,659	1,038,635,659	Tokyo Stock Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,038,634,659	1,038,635,659	—	—
Notes:
1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.
The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the exercise of stock acquisition rights of the Zero Coupon Convertible Bonds) during November 2013, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights
Not applicable.

Note for readers of this English translation: The above means that there was no issuance of SARs during the three months ended September 30, 2013.

iii) Status of the Exercise of Moving Strike Convertible Bonds
Not applicable.

iv) Description of Rights Plan
Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.
Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From July 1 to September 30, 2013	26,657	1,038,635	12,763	643,702	12,763	857,395
Notes:
1.	The increase is due to the exercise of SARs.
2.
Upon the exercise of SARs during the period from October 1, 2013 to October 31, 2013, the total number of shares issued increased by 1 thousand shares, the amount of common stock and the legal capital surplus increased by 1 million yen, respectively.

vi) Status of Major Shareholders
(As of September 30, 2013)
Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Moxley and Co. LLC *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	78,405	7.55
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	48,466	4.67
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	44,912	4.32
The Bank of New York, Non-Treaty Jasdec Account *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	17,153	1.65
Third Point Offshore Master Fund L.P. (Local Custodian: Goldman Sachs Japan Co., Ltd.)	New York, U.S.A. (Roppongi Hills Mori Tower 6-10-1, Roppongi, Minato-ku, Tokyo)	17,029	1.64
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	15,800	1.52
Goldman, Sachs & Co. Reg *3 (Local Custodian: Goldman Sachs Japan Co., Ltd.)	New York, U.S.A. (Roppongi Hills Mori Tower 6-10-1, Roppongi, Minato-ku, Tokyo)	15,470	1.49
The Bank of New York, Treaty Jasdec Account *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	13,804	1.33
Japan Trustee Services Bank, Ltd. (Trust account 1) *2	1-8-11, Harumi, Chuo-ku, Tokyo	11,421	1.10
SSBT OD05 Omnibus Account - Treaty Clients *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	11,391	1.10
Total		273,851	26.37
Notes:
*1.	Moxley and Co. LLC is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts .
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

vii) Status of Voting Rights
1) Shares Issued
(As of September 30, 2013)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,004,500	—	—
Shares with full voting rights (Others)	1,035,230,500	10,352,305	—
Shares constituting less than one full unit	2,399,659	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,038,634,659	—	—
Total voting rights held by all shareholders	—	10,352,305	—
Note:
Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.
(As of September 30, 2013)
Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,004,500	—	1,004,500	0.10
Total	—	1,004,500	—	1,004,500	0.10
Note:
In addition to the 1,004,500 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

(2)       Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2013 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho), though the following person is planned to be newly appointed as a corporate executive officer as of December 1, 2013.

Newly Appointed Corporate Executive Officer (Planned)

Title	Position	Name	Date of Birth	Prior and Current Position		Term	Number of shares held	Appointment Date (Planned)
Corporate Executive Officer	Executive Vice President (Chief Strategy Officer and Deputy Chief Financial Officer)	Kenichiro Yoshida	October 20, 1959	1983.4 2001.5 2005.4 2013.12	Joined Sony Corporation Senior Vice President, So-net Corporation President and Representative Director, So-net Corporation (present) Executive Vice President, Corporate Executive Officer, Chief Strategy Officer and Deputy Chief Financial Officer, Sony Corporation (planned)	*	0	December 1, 2013

Note:
* The term of office will expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the Ordinary General Meeting of Shareholders held for the fiscal year ending March 31, 2014.

IV          Financial Statements

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)
Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	At March 31, 2013	At September 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	826,361	725,668
Marketable securities	697,597	750,409
Notes and accounts receivable, trade	844,117	938,435
Allowance for doubtful accounts and sales returns	(67,625)	(63,411)
Inventories	710,054	965,689
Other receivables	148,142	259,783
Deferred income taxes	44,615	51,930
Prepaid expenses and other current assets	443,272	488,056
Total current assets	3,646,533	4,116,559
Film costs	270,089	311,756
Investments and advances:
Affiliated companies	198,621	172,586
Securities investments and other	7,118,504	7,379,501
	7,317,125	7,552,087
Property, plant and equipment:
Land	131,484	132,040
Buildings	778,514	787,185
Machinery and equipment	1,934,520	1,920,482
Construction in progress	47,839	44,281
	2,892,357	2,883,988
Less – Accumulated depreciation	2,030,807	2,036,454
	861,550	847,534
Other assets:
Intangibles, net	527,507	526,922
Goodwill	643,243	672,101
Deferred insurance acquisition costs	460,758	473,360
Deferred income taxes	107,688	105,719
Other	371,799	371,690
	2,110,995	2,149,792
Total assets	14,206,292	14,977,728
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2013	At September 30, 2013
LIABILITIES
Current liabilities:
Short-term borrowings	87,894	94,194
Current portion of long-term debt	156,288	367,891
Notes and accounts payable, trade	572,102	845,845
Accounts payable, other and accrued expenses	1,097,253	1,090,539
Accrued income and other taxes	75,080	97,664
Deposits from customers in the banking business	1,857,448	1,813,054
Other	469,024	503,399
Total current liabilities	4,315,089	4,812,586

Long-term debt	938,428	915,865
Accrued pension and severance costs	311,469	312,946
Deferred income taxes	373,999	377,242
Future insurance policy benefits and other	3,540,031	3,690,141
Policyholders’ account in the life insurance business	1,693,116	1,804,816
Other	349,985	295,616
Total liabilities	11,522,117	12,209,212
Redeemable noncontrolling interest	2,997	2,871
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity: Common stock, no par value – At March 31, 2013–Shares authorized: 3,600,000,000, shares issued: 1,011,950,206 At September 30, 2013–Shares authorized: 3,600,000,000, shares issued: 1,038,634,659	630,923	643,702

Additional paid-in capital	1,110,531	1,123,747
Retained earnings	1,102,297	1,073,431
Accumulated other comprehensive income –
Unrealized gains on securities, net	107,061	113,570
Unrealized losses on derivative instruments, net	(742)	(147)
Pension liability adjustment	(191,816)	(195,007)
Foreign currency translation adjustments	(556,016)	(492,360)
	(641,513)	(573,944)
Treasury stock, at cost
Common stock At March 31, 2013–1,048,870 shares At September 30, 2013–1,004,506 shares	(4,472)	(4,248)
	2,197,766	2,262,688
Noncontrolling interests	483,412	502,957
Total equity	2,681,178	2,765,645

Total liabilities and equity	14,206,292	14,977,728
The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)
Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Six months ended September 30
	2012	2013
Sales and operating revenue:
Net sales	2,636,714	2,949,976
Financial services revenue	424,362	495,209
Other operating revenue	58,766	43,013
	3,119,842	3,488,198
Costs and expenses:
Cost of sales	2,051,409	2,253,995
Selling, general and administrative	678,209	797,371
Financial services expenses	364,130	408,742
Other operating (income) expense, net	(13,837)	(25,481)
	3,079,911	3,434,627
Equity in net loss of affiliated companies	(3,405)	(2,450)
Operating income	36,526	51,121
Other income:
Interest and dividends	8,908	9,444
Foreign exchange gain, net	—	447
Other	2,150	9,986
	11,058	19,877
Other expenses:
Interest	13,475	14,048
Foreign exchange loss, net	1,692	—
Other	3,354	4,733
	18,521	18,781
Income before income taxes	29,063	52,217
Income taxes	42,010	38,341
Net income (loss)	(12,947)	13,876
Less - Net income attributable to noncontrolling interests	27,164	29,683
Net loss attributable to Sony Corporation’s stockholders	(40,111)	(15,807)

	Yen
	Six months ended September 30
	2012	2013
Per share data:
Net loss attributable to Sony Corporation’s stockholders
– Basic	(39.97)	(15.57)
– Diluted	(39.97)	(15.57)
The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)
Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Three months ended September 30
	2012	2013
Sales and operating revenue:
Net sales	1,341,262	1,511,040
Financial services revenue	230,645	243,746
Other operating revenue	32,752	20,700
	1,604,659	1,775,486
Costs and expenses:
Cost of sales	1,044,996	1,155,115
Selling, general and administrative	331,459	412,378
Financial services expenses	198,478	204,012
Other operating (income) expense, net	(3,651)	(12,808)
	1,571,282	1,758,697
Equity in net loss of affiliated companies	(3,126)	(2,025)
Operating income	30,251	14,764
Other income:
Interest and dividends	3,198	5,557
Other	953	1,024
	4,151	6,581
Other expenses:
Interest	5,912	7,092
Foreign exchange loss, net	7,114	5,744
Other	1,726	2,545
	14,752	15,381
Income before income taxes	19,650	5,964
Income taxes	22,008	11,601
Net loss	(2,358)	(5,637)
Less - Net income attributable to noncontrolling interests	13,112	13,650
Net loss attributable to Sony Corporation’s stockholders	(15,470)	(19,287)

	Yen
	Three months ended September 30
	2012	2013
Per share data:
Net loss attributable to Sony Corporation’s stockholders
– Basic	(15.41)	(18.91)
– Diluted	(15.41)	(18.91)
The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Comprehensive Income (Unaudited)
Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Six months ended September 30
	2012	2013
Net income (loss)	(12,947)	13,876
Other comprehensive income, net of tax ―
Unrealized gains on securities	18,652	2,876
Unrealized gains on derivative instruments	137	595
Pension liability adjustment	2,046	(3,184)
Foreign currency translation adjustments	(85,329)	63,795
Total comprehensive income (loss)	(77,441)	77,958
Less – Comprehensive income attributable to noncontrolling interests	30,690	26,196
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(108,131)	51,762

	Yen in millions
	Three months ended September 30
	2012	2013
Net loss	(2,358)	(5,637)
Other comprehensive income, net of tax ―
Unrealized gains on securities	18,545	16,807
Unrealized gains (losses) on derivative instruments	(29)	402
Pension liability adjustment	436	63
Foreign currency translation adjustments	(6,190)	1,423
Total comprehensive income	10,404	13,058
Less – Comprehensive income attributable to noncontrolling interests	16,821	19,365
Comprehensive loss attributable to Sony Corporation’s stockholders	(6,417)	(6,307)
The accompanying notes are an integral part of these statements.

(iv) Consolidated Statements of Cash Flows (Unaudited)
Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Six months ended September 30
	2012	2013
Cash flows from operating activities:
Net income (loss)	(12,947)	13,876
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs	163,521	164,789
Amortization of film costs	85,707	116,847
Stock-based compensation expense	764	612
Accrual for pension and severance costs, less payments	(3,120)	(3,672)
Other operating (income) expense, net	(13,837)	(25,481)
(Gain) loss on sale or devaluation of securities investments, net	189	(531)
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	16,538	(35,062)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	3,175	(2,778)
Deferred income taxes	3,905	(11,131)
Equity in net loss of affiliated companies, net of dividends	3,734	4,145
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(16,944)	(70,549)
Increase in inventories	(159,456)	(240,382)
Increase in film costs	(84,164)	(148,661)
Increase (decrease) in notes and accounts payable, trade	(55,729)	260,074
Increase (decrease) in accrued income and other taxes	(5,786)	16,556
Increase in future insurance policy benefits and other	161,526	205,633
Increase in deferred insurance acquisition costs	(36,011)	(37,982)
Increase in marketable securities held in the financial services business for trading purposes	(13,725)	(14,469)
(Increase) decrease in other current assets	3,863	(151,311)
Decrease in other current liabilities	(48,879)	(39,003)
Other	57,113	(11,736)
Net cash provided by (used in) operating activities	49,437	(10,216)
(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six months ended September 30
	2012	2013
Cash flows from investing activities:
Payments for purchases of fixed assets	(151,314)	(135,857)
Proceeds from sales of fixed assets	17,801	85,088
Payments for investments and advances by financial services business	(528,155)	(470,121)
Payments for investments and advances (other than financial services business)	(33,884)	(4,059)
Proceeds from sales or return of investments and collections of advances by financial services business	178,266	242,294
Proceeds from sales or return of investments and collections of advances (other than financial services business)	21,403	42,260
Proceeds from sales of businesses	51,831	1,668
Other	(26,774)	14,616
Net cash used in investing activities	(470,826)	(224,111)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	149,521	167,961
Payments of long-term debt	(227,185)	(44,106)
Increase in short-term borrowings, net	185,580	10,508
Increase in deposits from customers in the financial services business, net	115,590	14,116
Dividends paid	(12,488)	(12,588)
Payment for purchase of So-net shares from noncontrolling interests	(54,920)	—
Other	(8,124)	(27,248)
Net cash provided by financing activities	147,974	108,643
Effect of exchange rate changes on cash and cash equivalents	(32,334)	24,991
Net decrease in cash and cash equivalents	(305,749)	(100,693)
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361
Cash and cash equivalents at end of the period	588,827	725,668
The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP.  These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)  Recently adopted accounting pronouncements:

Disclosure about balance sheet offsetting –

In December 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on their financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and International Financial Reporting Standards.  Subsequently, in January 2013, the FASB issued updated accounting guidance clarifying the scope of disclosures about offsetting assets and liabilities. The new guidance is required to be applied retrospectively and was effective for Sony as of April 1, 2013.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Testing indefinite lived intangible assets for impairment –

In July 2012, the FASB issued new accounting guidance to simplify how entities test indefinite lived intangible assets for impairment.  The new guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that indefinite lived intangible assets are impaired as a basis for determining if it is necessary to perform the quantitative impairment test.  Under the new guidance, entities are no longer required to calculate the fair value of the assets unless the entities determine, based on the qualitative assessment, that it is more likely than not that indefinite lived intangible assets are impaired.  The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  This guidance was effective for Sony as of April 1, 2013.  The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Presentation of amounts reclassified out of accumulated other comprehensive income –

In February 2013, the FASB issued new accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income.  The amendments require entities to report the significant reclassifications out of accumulated other comprehensive income if the amount is required to be reclassified in its entirety to net income.  For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required that provide additional detail about those amounts.  This guidance was effective for Sony as of April 1, 2013.  Sony applied this guidance prospectively from the date of adoption.  Since this guidance impacts disclosure only, its adoption did not have an impact on Sony’s results of operations and financial position.

(2)  Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(3)  Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the six and three months ended September 30, 2012 have been made to conform to the presentation for the six and three months ended September 30, 2013.

2. Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2013				September 30, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,106,265	114,806	(463)	1,220,608	1,074,830	100,513	(425)	1,174,918

Japanese local government bonds	66,553	643	(1)	67,195	64,061	523	(3)	64,581

Japanese corporate bonds	210,519	1,715	(70)	212,164	184,834	1,251	(13)	186,072

Foreign corporate bonds	425,892	17,502	(620)	442,774	422,899	14,710	(508)	437,101

Other	20,607	4,431	(2)	25,036	23,263	3,606	(113)	26,756
	1,829,836	139,097	(1,156)	1,967,777	1,769,887	120,603	(1,062)	1,889,428

Equity securities	89,079	44,443	(997)	132,525	90,399	80,451	(219)	170,631

Held-to-maturity
securities:
Japanese national government bonds	3,876,600	545,188	—	4,421,788	4,125,911	409,149	—	4,535,060

Japanese local government bonds	7,195	432	—	7,627	6,492	361	—	6,853

Japanese corporate bonds	28,918	3,571	—	32,489	28,044	2,697	—	30,741

Foreign corporate bonds	52,738	20	—	52,758	55,606	16	—	55,622

Other	—	—	—	—	6,273	57	(208)	6,122
	3,965,451	549,211	—	4,514,662	4,222,326	412,280	(208)	4,634,398

Total	5,884,366	732,751	(2,153)	6,614,964	6,082,612	613,334	(1,489)	6,694,457

3.  Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2013
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	278,575	252,212	—	530,787	530,787	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,220,608	—	1,220,608	24,335	1,196,273	—	—
Japanese local government bonds	—	67,195	—	67,195	61	67,134	—	—
Japanese corporate bonds	—	209,950	2,214	212,164	40,359	171,805	—	—
Foreign corporate bonds	—	422,022	20,752	442,774	96,896	345,878	—	—
Other	—	25,036	—	25,036	98	24,938	—	—
Equity securities	132,447	78	—	132,525	—	132,525	—	—
Other investments *1	6,742	3,126	76,892	86,760	—	86,760	—	—
Derivative assets *2, *3	—	21,862	—	21,862	—	—	20,713	1,149
Total assets	417,764	2,222,089	99,858	2,739,711	692,536	2,025,313	20,713	1,149
Liabilities:
Derivative liabilities*2,*3	—	41,998	—	41,998	—	—	20,322	21,676
Total liabilities	—	41,998	—	41,998	—	—	20,322	21,676

	Yen in millions
	September 30, 2013
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	311,366	271,749	—	583,115	583,115	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,174,918	—	1,174,918	26,907	1,148,011	—	—
Japanese local government bonds	—	64,581	—	64,581	1,517	63,064	—	—
Japanese corporate bonds	—	183,857	2,215	186,072	42,576	143,496	—	—
Foreign corporate bonds	—	422,443	14,658	437,101	91,896	345,205	—	—
Other	—	26,756	—	26,756	1,037	25,719	—	—
Equity securities	170,550	81	—	170,631	—	170,631	—	—
Other investments *1	7,029	3,607	78,605	89,241	—	89,241	—	—
Derivative assets *2, *3	—	22,297	—	22,297	—	—	21,318	979
Total assets	488,945	2,170,289	95,478	2,754,712	747,048	1,985,367	21,318	979
Liabilities:
Derivative liabilities*2,*3	—	30,734	—	30,734	—	—	15,373	15,361
Total liabilities	—	30,734	—	30,734	—	—	15,373	15,361

*1 Other investments include certain hybrid financial instruments and certain private equity investments.
*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3 The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

4.  Supplemental equity and comprehensive income information

(1)       Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2012 and 2013 are as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	2,028,891	461,216	2,490,107
Exercise of stock acquisition rights		79	79
Stock-based compensation	730		730
Comprehensive income:
Net income (loss)	(40,111)	27,164	(12,947)
Other comprehensive income, net of tax ―
Unrealized gains on securities	12,901	5,751	18,652
Unrealized gains on derivative instruments	137		137
Pension liability adjustment	3,506	(1,460)	2,046
Foreign currency translation adjustments	(84,564)	(765)	(85,329)
Total comprehensive income (loss)	(108,131)	30,690	(77,441)
Dividends declared	(12,545)	(7,350)	(19,895)
Transactions with noncontrolling interests shareholders and other	(33,599)	(31,752)	(65,351)
Balance at September 30, 2012	1,875,346	452,883	2,328,229

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31,2013	2,197,766	483,412	2,681,178
Exercise of stock acquisition rights	38		38
Conversion of zero coupon convertible bonds	25,520		25,520
Stock-based compensation	471		471
Comprehensive income:
Net income (loss)	(15,807)	29,683	13,876
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	6,509	(3,633)	2,876
Unrealized gains on derivative instruments	595		595
Pension liability adjustment	(3,191)	7	(3,184)
Foreign currency translation adjustments	63,656	139	63,795
Total comprehensive income	51,762	26,196	77,958
Dividends declared	(12,970)	(6,878)	(19,848)
Transactions with noncontrolling interests shareholders and other	101	227	328
Balance at September 30, 2013	2,262,688	502,957	2,765,645

Sony Corporation conducted a tender offer in September 2012 to purchase an additional 96,511 common shares of its subsidiary So-net Entertainment Corporation, which was recorded as an equity transaction with noncontrolling interests, and resulted in a decrease in additional paid-in capital of 33,638 million yen.  So-net Entertainment Corporation subsequently changed its name to So-net Corporation, effective July 1, 2013.  There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the six months ended September 30, 2013.

(2)       Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the six months ended September 30, 2013 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2013	107,061	(742)	(191,816)	(556,016)	(641,513)
Other comprehensive income (loss) before reclassifications	2,843	394	(4,395)	63,795	62,637
Amounts reclassified out of accumulated other comprehensive income	33	201	1,211		1,445
Net current-period other comprehensive income (loss)	2,876	595	(3,184)	63,795	64,082
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(3,633)		7	139	(3,487)
Balance at September 30, 2013	113,570	(147)	(195,007)	(492,360)	(573,944)

5.  Sale and leaseback transactions

On May 15, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with leasing companies including its equity interest affiliate, SFI Leasing Company, Limited.  Transactions with total proceeds of 76,566 million yen, and terms which averaged three years, have been accounted for as a capital lease and are included within proceeds from sales of fixed assets in the investing activities section of the consolidated statements of cash flows.  There was no gain or loss recorded in the sale and leaseback transactions.

6.  Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the six and three months ended September 30, 2012 and 2013 is as follows:

	Yen in millions
	Six months ended September 30
	2012	2013
Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(40,111)	(15,807)

	Thousands of shares
Weighted-average shares outstanding	1,003,583	1,015,395
Effect of dilutive securities:
Stock acquisition rights	—	—
Convertible bonds	—	—
Weighted-average shares for diluted EPS computation	1,003,583	1,015,395

	Yen
Basic EPS	(39.97)	(15.57)
Diluted EPS	(39.97)	(15.57)

Potential shares of common stock which were excluded from the computation of diluted EPS for the six months ended September 30, 2012 and 2013 were 21,882 thousand shares and 148,374 thousand shares, respectively.  The potential shares were excluded as anti-dilutive for the six months ended September 30, 2012 and 2013 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these periods.

	Yen in millions
	Three months ended September 30
	2012	2013
Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(15,470)	(19,287)

	Thousands of shares
Weighted-average shares outstanding	1,003,591	1,019,875
Effect of dilutive securities:
Stock acquisition rights	—	—
Convertible bonds	—	—
Weighted-average shares for diluted EPS computation	1,003,591	1,019,875

	Yen
Basic EPS	(15.41)	(18.91)
Diluted EPS	(15.41)	(18.91)

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended September 30, 2012 and 2013 were 21,882 thousand shares and 148,374 thousand shares, respectively.  The potential shares were excluded as anti-dilutive for the three months ended September 30, 2012 and 2013 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these periods.

7.  Commitments, contingent liabilities and other

(1)  Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts.  As of September 30, 2013, the total unused portion of the lines of credit extended under these contracts was 23,653 million yen.  The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at September 30, 2013 amounted to 277,354 million yen.  The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  As of September 30, 2013, these subsidiaries were committed to make payments under such contracts of 111,578 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  As of September 30, 2013, these subsidiaries were committed to make payments of 57,431 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights.  These contracts cover various periods mainly within 10 years.  As of September 30, 2013, Sony has committed to make payments of 55,141 million yen under such long-term contracts.

In addition to the above, Sony has other commitments as follows:

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer.  The advance payment amounts are recouped through product sales to the commercial customer during the period specified in the contract, as amended.  As of September 30, 2013, Sony recorded 14,216 million yen in other current liabilities and 21,234 million yen in other long-term liabilities based on the anticipated recoupment period.  The advance payment is subject to reimbursement under certain contingent conditions including a downgrade of Sony’s credit rating by either S&P (lower than “BBB-”) or Moody’s (lower than “Baa3”).

(2)  Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 89,400 million yen at September 30, 2013.  The major components of these contingent liabilities are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation.  The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary.  Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral.  At September 30, 2013, the fair value of the collateral exceeded 303 million U.S. dollars.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating competition in the secondary batteries market.  Subsequently, a number of direct and indirect purchaser class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of November 11, 2013, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.  Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating and/or have investigated competition in optical disk drives.  Subsequently, a number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

8.  Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.  The CODM does not evaluate segments using discrete asset information.  Sony’s CODM is its Chief Executive Officer and President.

Business segments -

Sales and operating revenue:

	Yen in millions
	Six months ended September 30
	2012	2013
Sales and operating revenue:
Imaging Products & Solutions -
Customers	386,488	354,449
Intersegment	1,671	1,945
Total	388,159	356,394
Game -
Customers	189,340	181,872
Intersegment	76,794	91,719
Total	266,134	273,591
Mobile Products & Communications -
Customers	575,874	807,115
Intersegment	10,120	418
Total	585,994	807,533
Home Entertainment & Sound -
Customers	487,671	537,497
Intersegment	122	1,459
Total	487,793	538,956
Devices -
Customers	300,240	293,627
Intersegment	166,940	110,713
Total	467,180	404,340
Pictures -
Customers	316,144	336,522
Intersegment	235	233
Total	316,379	336,755
Music -
Customers	193,472	221,906
Intersegment	4,602	5,024
Total	198,074	226,930
Financial Services -
Customers	424,362	495,209
Intersegment	1,554	2,454
Total	425,916	497,663
All Other -
Customers	221,527	228,966
Intersegment	25,741	25,677
Total	247,268	254,643
Corporate and elimination	(263,055)	(208,607)
Consolidated total	3,119,842	3,488,198

Game intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the Game segment and the Imaging Products & Solutions (“IP&S”) segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended September 30
	2012	2013
Sales and operating revenue:
Imaging Products & Solutions -
Customers	187,378	174,624
Intersegment	1,209	882
Total	188,587	175,506
Game -
Customers	106,451	104,915
Intersegment	41,702	50,742
Total	148,153	155,657
Mobile Products & Communications -
Customers	293,755	418,180
Intersegment	6,618	385
Total	300,373	418,565
Home Entertainment & Sound -
Customers	235,966	263,383
Intersegment	39	397
Total	236,005	263,780
Devices -
Customers	162,358	146,414
Intersegment	87,537	61,686
Total	249,895	208,100
Pictures -
Customers	162,846	177,720
Intersegment	146	120
Total	162,992	177,840
Music -
Customers	96,770	112,731
Intersegment	2,462	2,240
Total	99,232	114,971
Financial Services -
Customers	230,645	243,746
Intersegment	776	1,219
Total	231,421	244,965
All Other -
Customers	115,509	118,159
Intersegment	13,234	13,229
Total	128,743	131,388
Corporate and elimination	(140,742)	(115,286)
Consolidated total	1,604,659	1,775,486

Game intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Six months ended September 30
	2012	2013
Operating income (loss):
Imaging Products & Solutions	14,864	6,789
Game	(1,270)	(15,577)
Mobile Products & Communications	(51,237)	4,987
Home Entertainment & Sound	(25,798)	(8,727)
Devices	45,721	22,766
Pictures	3,005	(14,014)
Music	15,125	20,467
Financial Services	58,792	85,192
All Other	(10,997)	(8,012)
Total	48,205	93,871
Corporate and elimination	(11,679)	(42,750)
Consolidated operating income	36,526	51,121
Other income	11,058	19,877
Other expenses	(18,521)	(18,781)
Consolidated income before income taxes	29,063	52,217

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Telefonaktiebolaget LM Ericsson (“Ericsson”) at the time of the Sony Mobile Communications AB (“Sony Mobile”) acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the six months ended September 30, 2012 and 2013 were 16,814 million yen and 4,055 million yen, respectively.  The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Due to certain changes in the organizational structure, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable period have been restated to conform to the current presentation.

	Yen in millions
	Three months ended September 30
	2012	2013
Operating income (loss):
Imaging Products & Solutions	2,239	(2,308)
Game	2,279	(783)
Mobile Products & Communications	(23,098)	(925)
Home Entertainment & Sound	(15,812)	(12,094)
Devices	29,775	11,920
Pictures	7,877	(17,756)
Music	7,850	9,696
Financial Services	31,207	39,223
All Other	(3,771)	3,832
Total	38,546	30,805
Corporate and elimination	(8,295)	(16,041)
Consolidated operating income	30,251	14,764
Other income	4,151	6,581
Other expenses	(14,752)	(15,381)
Consolidated income before income taxes	19,650	5,964

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the Sony Mobile acquisition, which are not allocated to segments.

Within the HE&S segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the three months ended September 30, 2012 and 2013 were 10,175 million yen and 9,262 million yen, respectively.  The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Due to certain changes in the organizational structure, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable period have been restated to conform to the current presentation.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category in the following segments: IP&S, Mobile Products & Communications (“MP&C”), HE&S, Devices, Pictures and Music.  The IP&S, MP&C, HE&S, Devices, Pictures and Music segments are each managed as a single operating segment by Sony’s management.
	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2012	2013
Imaging Products & Solutions
Digital Imaging Products	238,486	206,215
Professional Solutions	138,799	141,118
Other	9,203	7,116
Total	386,488	354,449

Game	189,340	181,872

Mobile Products & Communications
Mobile Communications	352,149	589,993
Personal and Mobile Products	220,996	215,196
Other	2,729	1,926
Total	575,874	807,115

Home Entertainment & Sound
Televisions	303,698	359,692
Audio and Video	180,947	174,948
Other	3,026	2,857
Total	487,671	537,497

Devices
Semiconductors	145,806	168,599
Components	147,398	123,862
Other	7,036	1,166
Total	300,240	293,627

Pictures
Motion Pictures	190,363	168,791
Television Productions	66,295	85,318
Media Networks	59,486	82,413
Total	316,144	336,522

Music
Recorded Music	133,016	158,731
Music Publishing	25,123	30,854
Visual Media and Platform	35,333	32,321
Total	193,472	221,906

Financial Services	424,362	495,209
All Other	221,527	228,966
Corporate	24,724	31,035
Consolidated total	3,119,842	3,488,198

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2012	2013
Imaging Products & Solutions
Digital Imaging Products	108,570	98,457
Professional Solutions	72,195	72,992
Other	6,613	3,175
Total	187,378	174,624

Game	106,451	104,915

Mobile Products & Communications
Mobile Communications	181,045	304,536
Personal and Mobile Products	111,361	112,980
Other	1,349	664
Total	293,755	418,180

Home Entertainment & Sound
Televisions	146,682	174,113
Audio and Video	87,197	87,567
Other	2,087	1,703
Total	235,966	263,383

Devices
Semiconductors	76,321	83,342
Components	79,257	62,430
Other	6,780	642
Total	162,358	146,414

Pictures
Motion Pictures	104,718	97,556
Television Productions	32,034	45,288
Media Networks	26,094	34,876
Total	162,846	177,720

Music
Recorded Music	63,565	78,057
Music Publishing	14,815	18,273
Visual Media and Platform	18,390	16,401
Total	96,770	112,731

Financial Services	230,645	243,746
All Other	115,509	118,159
Corporate	12,981	15,614
Consolidated total	1,604,659	1,775,486

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.  In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.  In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.  In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animated videos and the solution offering for music and visual products.

Due to certain changes in the organizational structure, sales and operating revenue to external customers of IP&S and All Other of the comparable period have been restated to conform to the current presentation.

	Yen in millions
	Six months ended September 30
	2012	2013
Depreciation and amortization:
Imaging Products & Solutions	16,982	17,657
Game	4,637	6,603
Mobile Products & Communications	11,107	14,037
Home Entertainment & Sound	11,642	11,330
Devices	53,956	50,907
Pictures	4,944	6,383
Music	5,414	6,426
Financial Services, including deferred insurance acquisition costs	32,039	25,861
All Other	8,535	8,449
Total	149,256	147,653

Corporate	14,265	17,136

Consolidated total	163,521	164,789

Restructuring charges:
Imaging Products & Solutions	1,865	2,383
Game	253	382
Mobile Products & Communications	2,074	3,649
Home Entertainment & Sound	5,214	713
Devices	8,775	2,429
Pictures	—	871
Music	(90)	104
Financial Services	—	—
All Other and Corporate	3,901	1,566

Total net charges	21,992	12,097

In addition to the restructuring charges in the tables above, Sony recorded in cost of sales 759 million yen and 363 million yen of non-cash charges related to depreciation associated with restructured assets for the six months ended September 30, 2012 and 2013, respectively.  Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan.  Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended September 30
	2012	2013
Depreciation and amortization:
Imaging Products & Solutions	8,014	8,659
Game	2,403	3,576
Mobile Products & Communications	5,326	7,128
Home Entertainment & Sound	5,752	5,682
Devices	26,665	25,704
Pictures	2,443	3,368
Music	2,692	3,219
Financial Services, including deferred insurance acquisition costs	14,122	13,692
All Other	4,031	4,157
Total	71,448	75,185

Corporate	7,022	8,734

Consolidated total	78,470	83,919

Restructuring charges:
Imaging Products & Solutions	873	1,555
Game	98	381
Mobile Products & Communications	1,170	2,734
Home Entertainment & Sound	3,637	553
Devices	3,468	1,053
Pictures	—	456
Music	238	78
Financial Services	—	—
All Other and Corporate	1,624	886

Total net charges	11,108	7,696

In addition to the restructuring charges in the tables above, Sony recorded in cost of sales 372 million yen and 110 million yen of non-cash charges related to depreciation associated with restructured assets for the three months ended September 30, 2012 and 2013, respectively.  Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan.  Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information -
Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2012	2013
Japan	996,620	1,045,131
United States	472,946	519,415
Europe	593,279	708,055
China	259,599	269,114
Asia-Pacific	382,128	502,787
Other Areas	415,270	443,696
Total	3,119,842	3,488,198

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2012	2013
Japan	525,109	512,088
United States	230,531	266,872
Europe	300,238	379,851
China	137,807	145,883
Asia-Pacific	190,926	245,377
Other Areas	220,048	225,415
Total	1,604,659	1,775,486

Major areas in each geographic segment excluding Japan, United States and China are as follows:

       　 (1) Europe:                  United Kingdom, France, Germany, Russia, Spain and Sweden
       　 (2) Asia-Pacific:          India, South Korea and Oceania
       　 (3) Other Areas:         The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2012 and 2013.

(2)  Other Information

(1) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 30, 2013 as below:

1. Total amount of interim cash dividends:
12,970 million yen
2. Amount of interim cash dividends per share:
12.50 yen
3. Payment date:
December 2, 2013
Interim cash dividends for the fiscal year ending March 31, 2014 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2013.

(2) Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating competition in the secondary batteries market.  Subsequently, a number of direct and indirect purchaser class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of November 11, 2013, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.  Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating and/or have investigated competition in optical disk drives.  Subsequently, a number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

November 11, 2013